AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovering economic mineral deposits, using a hybrid prospect generator model (getting other partners to fund our properties to minimize dilution as well as funding our own exploration programs on our top projects), in politically stable and prospective regions of Europe, including Portugal, Kosovo and Finland.

Avrupa is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid project generator business model.  The Company holds one 100%-owned license in Portugal, the Alvalade VMS Project, and has submitted an application for a mining license covering the Sesmarias massive sulfide showing within the Project area.  The Company holds one 49%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing seven copper-zinc prospects and one gold prospect in central Finland through its partnership with Akkerman Exploration in the Finnish exploration company, Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe, and is actively looking for new JV partnerships in Finland and Portugal.

This MD&A is dated November 27, 2025 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended September 30, 2025 and the Company’s audited consolidated financial statements for the year ended December 31, 2024 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR+ www.sedarplus.ca, and/or on the Company’s website at www.avrupaminerals.com.

MAJOR QUARTERLY OPERATING MILESTONES

Alvalade Project (Portugal):

On February 28, 2025, the Company reported on the 2024 drilling program at Sesmarias.  During the recent phase of drilling at Sesmarias, the Company completed eight diamond drill holes in the extended central zone at Sesmarias, totaling 4,828.4 meters.

Results from the drilling included one excellent high-grade intercept in SES24-054, crossing the targeted hinge zone at a depth of around 400 meters, two moderate-grade intercepts in SES24-053 and SES24-055 that passed over the hinge zone and cut into the west limb of the

550500
551000
N
Sesmarias North
Sesmarias Central
275 S
350 S
450 S
700 S
850 S
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
4204500
4204000
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)

Figure 1.  Location of 2024 drilling in the SES Central area.

Sesmarias synform, and another moderate-grade intercept in SES24-059 that passed through the east limb of the synform and into the hinge zone.  SES24-057 passed under the hinge zone through weak stockwork sulfide mineralization.  Both SES24-058 and SES24-060 passed close under the synform through weak to moderate stockwork and replacement sulfide mineralization, but neither hole was sampled.  Finally, SES24-056/056A passed well under the hinge zone and was not mineralized.  Highlights of the results follow.  Note that results for SES24-053 and SES24-054 were published previously (NR -- September 19, 2024).

SES24-053:  9.15 m @ 0.40% Cu; 6.11% Pb+Zn; 0.23 g/t Au; and 50.50 g/t Ag.

SES24-054:  28.60 m @ 1.68% Cu; 7.17% Pb+Zn; 0.22 g/t Au; and 73.90 g/t Ag.

SES24-055:  21.60 m @ 0.55% Cu; 1.23% Pb+Zn; 0.56 g/t Au; and 18.55 G/t Ag.

SES24-056/056A:  no significant intercepts.

SES24-057:  34.05 m @ 0.11% Cu; 0.26% Pb+Zn; 0.11 g/t Au; 1.68 g/t Ag.

SES24-058:  21.90 m of weak stockwork/replacement mineralization; no samples.

SES24-059:  141.00 m @ 0.31% Cu; 1.97% Pb+Zn; 0.45 g/t Au; 19.74 g/t Ag.

SES24-060:  16.00 m of weak stockwork/replacement mineralization; no samples.

Table 1.  Mineral intercept results from 2024 drilling at Sesmarias.

Simplified geological section -- Sesmarias DDH's 16A-48-54-58

SES16A
SES23-048
SES24-054
SES24-058
A
B
SES24-054 – 41.20m (377.20-418.40m) @ 1.59% Cu; 5.07% PbZn; 0.21 g/t Au; 54.90g/t Ag; 53.20g/t In; 0.16% Sn
Incl.
Best polymetallic interval – 28.60m (377.20-405.80m) @ 1.68% Cu; 7.17%PbZn; 0.22g/t Au; 73.90 g/t Ag; 70.50g/t In; 0.22% Sn
SES23-048 – 9.20m (419.10-428.30m) @ 1.2% Cu; 4.51% PbZn; 0.43 g/t Au; 30.10g/t Ag; 0.13% Co; 2.99% CuEq
SES24-058 – weak stockwork and replacement sulfide mineralization; strong alteration
80m
80m
As of 09 January 2025
Looking 25ºW
X 550995
Y 4203950
X 551159
Y 4204065

550500
551000
N
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
A
B
Section 850 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)
4204500
4204000

Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)

Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
2024 drillholes

PORMINING

C Rosa, E Soares, S Ramos, P Kuhn

Figure 2.  High-grade results from SES24-054 highlight Section 850 S.  We drilled SES24-058 too steeply and closely missed the bottom of the hinge zone, based on visual review of the intensity of alteration and sulfide mineralization in black shale and volcanogenic sediments at target depth.  1-2 more holes to the south should be considered to extend the high-grade zone.

Simplified geological section -- Sesmarias DDH's 3-2-7-41-53-47-60

SES003
SES002
SES007
SES21-041
SES24-053
SES23-047
SES24-060
A
0
-400
100
200
300
400
500
SES23-047 – 43.40m @ 1.51% Cu; 6.96% PbZn; 64.10g/t Ag; 0.1% Sn; 53.10g/t In; 4.11% CuEq
Incl.
26.95m @ 2.18% Cu; 8.18% PbZn; 88.20g/t Ag; 0.15% Sn; 75.50g/t In; 5.39% CuEq
SES24-053 – 13.15m (439.70-452.85m) @ 4.57% PbZn; 34.4g/t Ag; 0.095% Sn
Incl.
9.15m (439.70-448.85m) @ 0.40% Cu; 6.11% PbZn; 50.5g/t Ag; 0.12% Sn
SES24-060 – weak stockwork and replacement sulfide mineralization; strong alteration
?
100 m
100 m
As of 09 January 2025
X 550828
Y 4204032
Looking 30ºW
X 551086
Y 4204184
N
B
550500
551000
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
B
SES24-053
SES24-060
A
SES24-054
SES24-058
Section 700 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
(ED50)
Tertiary
Shales and greywackes (Mértola Fm.)
Upper black shales
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Lower green and purple shales (with pumice breccia and ls)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
Present drillhole
PORMINING

C Rosa, E Soares, S Ramos, P Kuhn

Figure 3.  Section 700 S covers SES23-047, with similar mineralization as seen in SES24-054.  The intercepts in 047 and 054 suggest a present strike length of more than 150 meters of the high-grade polymetallic mineralization.  A 75-meter step out to the north should be a next step.  We drilled SES24-060 significantly under the hinge zone, yet still crossed weak stockwork and replacement sulfide mineralization in altered black shale and volcanogenic sediments.

Simplified geological section -- Sesmarias DDH's 15-55-56-56A

A
B
SES015
SES24-055
SES24-056
SES24-056A
0
-400
SES24-055 – 21.60m (502.40-524.00m) @ 0.53% Cu; 1.23% PbZn; 0.56g/t Au; 18.55g/t Ag;
Incl.
7.00 m (508.40 to 515.40m) @ 0.68% Cu;
100 m
100 m
As of 09 January 2025
X 550776
Y 4204242
Looking 25ºW
X 550917
Y 4204384

550500
551000
N
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
A
B
Section 450 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
(ED50)
4204500
4204000
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Purple shales
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
2024 drillholes

C Rosa, E Soares, S Ramos, P Kuhn

Figure 4.  Section 450 S shows SES24-055 crossed well over the hinge zone, but intersected mineralization in the west limb of the synform.  SES24-056/056A crossed under the hinge zone, but extremely difficult drilling conditions caused the hole to veer steeply away from the target.  Another hole, between 055 and 056/056A should be considered.

Simplified geological section -- Sesmarias DDH's 9-42-40-44-57-43-43A

SES009
SES21-042
SES21-040
SES21-044
SES24-057
SES21-043
SES21-043A
A
B
0
100
200
300
400
500
600
700
SES21-044 - 113.80m (417.20-531.00m) @ 0.35%Cu; 2.41% PbZn; 0.46g/t Au; 25.01g/t Ag; 1.58% CuEq
Incl.
60.40m (417.20-477.60) @ 0.40% Cu; 3.29% PbZn; 0.68g/t Au; 37.08g/t Ag; 2.08% CuEq
SES21-040 – 36.45m (479.40-515.85m) @ 0.72% Cu; 0.96% PbZn; 0.36g/t Au; 21g/t Ag; 1.36% CuEq
Incl.
11m (483.40-494.40) @ 1.05% Cu; 1.65% PbZn; 0.51g/t Au; 39.20g/t Ag; 2.09% CuEq
SES24-057 34.05m (498.80-532.85m) @ 0.11% Cu; 0.26% PbZn; 0.11 g/t Au; 1.68 g/t Ag
?
100 m
As of 09 January 2025
X 550617
Y 4204278
Looking 30ºW
X 551006
Y 4204550
N
550500
551000
4204500
4204000
SES24-059
SES24-057
B
SES24-055
SES24-056
SES24-056A
A
SES24-053
SES24-060
SES24-054
SES24-058
Section 350 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
?
Possible/Potential mineralisation
Mineral horizon:
Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales
(with pumice breccia and limestones)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
2024 drillholes
PORMINING
C Rosa, E Soares, S Ramos, P Kuhn

Figure 5.  Section 350 S suggests that the hinge zone is present, but the grade is not so high.  SES21-40 cut higher copper values in the lower part of the west limb, while SES24-057 intersected low copper values slightly below the hinge of the synform.  Structural relationships in this section and in 450 S indicate more structural displacement of the target than expected, leading to missing the heart of the hinge zone in these two sections.

Simplified geological section -- Sesmarias DDH's 46-59

SES21-046
SES24-059
A
B
0
100
-100
200
-200
300
-300
400
400
500
-500
600
700
SES21-046 – 25.2 meters @ 0.45% Cu; 3.01%PbZn; 0g/t Au; 35 g/t Ag
SES21-046 – 16.4 meters @ 0.2% Cu; 0.23% PbZn; 24 g/t Ag
SES24-059 – 144.25 meters (392.00 – 533.00 m) @ 0.31% Cu; 0.55% Pb; 1.42% Zn; 1.97% PbZn; 0.45 g/t Au; 19.74 g/t Ag
?
100 m
100 m
As of 09 January 2025
X 550580
Y 4204391
Looking 30ºW
X 550854
Y 4204557
N
550500
551000
4204500
4204000
B
A
SES24-059
SES24-057
SES24-055
SES24-056
SES24-056A
SES24-053
SES24-060
SES24-054
SES24-058
Section 275 S
2024 drillholes
Historic drillholes (pre-2024)
Sesmarias inferred mineralisation model
0
100
200 m
(ED50)
Tertiary
Shales and greywackes (Mértola Fm.)
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)
Phyllites and quartzites (PQ)
Main thrust faults
Main fault zones
Previous drillholes
Present drillhole
PORMINING
C Rosa, E Soares, S Ramos, P Kuhn

Figure 6.  Section 275 S shows robust, but medium-grade mineralization, particularly in SES24-059.  At least one more hole should be considered below 059, as shown in this section.

In January 2025, Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal Unipessoal Lda. (“SMP”) notified the Company that it intended to transfer its interests in the project back to the Company, and SMP and the Company agreed to finalize current work on the project. For a nominal fee of €510, the Alvalade project and the portion of the share capital of the joint venture entity PorMining held by SMP was transferred to MAEPA in April 2025. The Company sees plenty of opportunity directly at Sesmarias and nearby surroundings, and the retention of 100% of the Alvalade project provides a new opportunity for the Company to continue to build up the project into a long-term copper-zinc-lead-silver mining solution.

On July 9, 2025, the Company announced that it formally submitted a Mining License Application (“MLA”), along with all necessary documentation, covering its 100%-owned Sesmarias copper-zinc VMS project located in the northern portion of the Iberian Pyrite Belt (“IPB”) of Portugal.  The Portuguese Mining Bureau, Direção-Geral de Energia e Geologia (“DGEG”), will now take the necessary time to review the submitted documentation, and as is usually the case, may request further clarifications and/or additional documentation before a decision on granting the license is made.

Slivova Project (Kosovo)

On April 3, 2025, the Company announced that its 51% partner at the Slivova Gold Project, Western Tethyan Resources (“WTR”), completed a 3-hole, 786.4-meter drilling project to test for further down-plunge extension of gold-silver mineralization in the main gossan zone and at the Dzemajl satellite deposit, located about 800 meters southwest of the main zone.  Results are pending.  London-based exploration and development company, Ariana Resources, holds 76% of WTR.

With the finish of the drilling program, WTR has also completed Phase 1 of the earn-in work program by fully spending the required €800,000 to hold 51% of the Project, under the Option Agreement, dated September 7, 2022 (see news release Slivova Option).  WTR acquired shares in the project holding company, AVU Kosova LLC (“AVU Kosova”), to complete the 51% earn-in level in January 2025.

WTR may now increase its holding to 85% in AVU Kosova in two further phases over the next three years by making additional exploration expenditures totaling €1 million, completing an Environmental Impact Study (“EIS”) and a Feasibility Study (“FS”) for the Project, and by making the required mining license application to the Kosovo mining authorities.

The next two phases include:

•After completion of the first phase (51%) of the earn-in agreement, WTR will invest a further €1 million during 2025 in Phase 2 for an NI 43-101 resource estimate and commencement of a full Environmental Impact Study (“EIS”) to reach the 75% level of the option agreement.

•To gain 85%, WTR must complete the EIS, FS, and Mining License application in the fourth and fifth years from the effective date (2026-2027) in Phase 3.

Phase 4 of the Option Agreement includes certain milestone and success payments to a previous joint venture partner, Byrnecut International Ltd:

•€125,000 in cash within 30 days of the first to occur of: 1) Completion of a positive FS (minimum 15% IRR) or; 2) Avrupa or related party making a decision to proceed with development of a mining operation within the license area;

•€125,000 within 30 days of issuance of a mining license for the Project, and

•€125,000 within 30 days of commencement of mine construction within the license area;

•100 troy ounces of gold within 30 days of commencement of commercial production (“CCP”), then increasing by 75 troy ounces per year until and including the third anniversary of commercial production when 325 troy ounces will be delivered.

During Phase 5, Avrupa participates in mine construction or dilutes to a 1% NSR.

Plans for the coming quarter include continued baseline environmental sampling, commencement of the full EIS, and preparation of a plan for further drilling in the main zone resource area to include geotechnical and hydrological study holes, as well as follow-up mineralization holes to the recently-completed work.  The drilling is expected to begin in the second half of this year.

On June 4, 2025, the company reported that the change in control of its subsidiary in Kosovo, AVU Kosova (“AVUK”) was officially registered with the Kosovo Business Registration Agency and the Kosovo Mining Bureau (“ICMM”).  AVUK is now held 49% by Avrupa Minerals and 51% by JV partner Western Tethyan Resources (“WTR”), a UK-registered entity physically based in Kosovo.  AIM-listed Ariana Resources holds 76% of WTR.

While the ownership change in AVUK was registered properly, in accordance with Mining Law regulations, and in a timely manner at ICMM, unforeseen delays in the approval of this formal registration resulted in the lapse of the Slivova exploration license at the end of business on May 16, 2025.  To cover the expiration of the license, ICMM legal department informally indicated that AVUK should re-apply for the exact same Slivova area at the start of business on May 19, 2025.  On behalf of AVUK, WTR legal representation agreed to the informal recommendation, and the application for the new Slivova license was successfully completed and registered in the ICMM system.  Application for exploration areas is registered at ICMM on a “first come-first served” basis, thus continuity of tenure was secured for the Slivova Project.  Full processing of the application is expected in the coming 3-5 months, according to the Mining Law regulations.

In the meantime, according to principals of Ariana and Western Tethyan Resources, WTR will continue to plan for “the next stage of technical work on the Slivova Project to advance it to the feasibility stage

Finland

On January 27, 2025, the Company announced the acquisition of two new exploration permits within sight of the Pyhäsalmi Mine headframe through its partnership with Akkerman Finland OY (“AFOy”). AFOy acquired the permits from Pyhäsalmi Mine Oy (“PMO”). In addition, both parties have agreed to collaborate in the ongoing exploration around the renowned Pyhäsalmi massive sulfide deposit, mined from 1962 through 2022.  The search is aimed at potential ore extensions and satellite deposits.

As part of the collaboration, PMO transferred its Komunneva and Lehto exploration permit applications to AFOy.  Both parties signed a sales and purchase agreement on November 21, 2024.  The agreement allows for AFOy to undertake generative exploration work within the permit boundaries, and if successful, potentially turn to PMO for partnering at later stages of exploration and development of a new mineral body.  The initial cost to AFOy was nominal.

These two permits are located directly east of the Mining Concession and cover the presumed lateral extension of the mineral horizon over several kilometers (see Figure 1).  AFOy combined the two permit applications into one, the Greater Lehto permit application, and re-submitted the request to the Finnish mining bureau, TUKES.

Outline
Komunneva-Lehto
permit area
Open Pit
Pyhäsalmi
Ore body
Alitalo
Ruotasentie
Tornitie
Malmitie
Komunrannantie
ainarintie
vikumpu
560
Tornitie
Pellonpääntie
Halmepelto
Mukuri
16-1-2025
Hostrocks Pyhäsalmi Deposit
hydrothemally altered felsics / mafics
1:28,222
0 0.1 0.2 0.4 mi
0 0.15 0.3 0.6 km
National Land Survey of Finland, Esri, TomTom, Garmin, Foursquare, METI/
NASA, USGS, Esri, NLS, NMA, USGS

Figure 1. Location map of the Komunneva-Lehto permit application area.

Work will initially rely on the enormous database generated during decades of earlier studies, challenged by the structural complexity and large depth extent of the mineralization system (>1.5km).  Despite the large amount of drilling to date, there are still a number of untested, prospective targets.  These targets remain relevant, as the mining operation at Pyhäsalmi has only recently ended its mining lifetime.  Pyhäsalmi Mine Oy (“PMO”) continues to process pyrite-rich waste for use in the fertilizer business and advance the process of shuttering the mine.

PMO previously studied these permit areas as part of its Near-Mine exploration program involving multiple geophysical surveys and drilling.  Results to date confirm presence of intense alteration and mineralization along the interpreted lateral extension of the mineral horizon.  Historic scout drilling cut anomalous zinc, copper and precious metals’ values in 16 of the 46 holes drilled. AFOy initiated re-analysis of all historic data and information made available as part of the tenement transfers.

Meanwhile, PMO will focus its present ongoing exploration efforts on its Pyhäsalmi Mining Concession area and within a new exploration permit area located immediately to the south of the Mining Concession.

On April 8, 2025, the Company reported progress with internal studies covering the Rauhala massive sulfide deposit, located near the historic Vihanti Mine in the Vihanti-Pyhäsalmi Mining District in central Finland. AFOy is advancing five massive sulfide projects in the district, including Rauhala.

Vihanti-Pyhäsalmi belt

AFOy Mineral rights
Vihanti
24Mt
Rauha
Pyhäsalmi
75Mt
Kangasjärvi
Lehto
Hallaperä
Kolima
Raahe Port
Vihanti Mine
Kokkola Port
Pyhäsalmi Mine and flotation plant
Zn smelter
Harjavalta Cu smelter
0 50 100 200 km
0 12.5 25 50 km

Figure 2.  Location of the Rauha mineral rights package, covering the Rauhala massive sulfide deposit in the Vihanti-Pyhäsalmi Mining District.

According to AEbv research, compilation, and recent reporting, the Rauhala deposit is a small, high-grade, sediment-hosted massive sulfide deposit located southwest of the historic Vihanti Mine in Central Finland.  The Geological Survey of Finland discovered the deposit in 1985 and outlined mineralization with 61 drill holes.  The mining company Outokumpu Oy took over the project in 1987, drilled nine more infill holes and in 1988 reported an in-house, non-NI 43-101 compliant geological resource* of 880,500 mt @ 1.6% copper, 6.1% zinc, 1% lead, 0,5 g/t gold, and 49 g/t silver.  Reference to the private report (in Finnish) may be found at:  1988 Outokumpu report.

*Note: The historic resource estimate quoted above is historical in nature and not NI 43-101 compliant. It was compiled and reported by Outokumpu Oy during its operation (1988). This in-house estimate is historical in nature and should not be relied upon, however, it does suggest indications of mineralization on the property. The Qualified Person has not done sufficient work to classify the estimate as current Mineral Resources, and Avrupa is not treating this historical estimate as current Mineral Resources.

Outokumpu continued detailed studies for another six years, completing 22 more drill holes, metallurgical tests, and underground mine design works, but not the possibility of initial open pit mining.  No work was attempted concerning the possibility of significant gold mineralization in the deposit.  The government granted a mining concession to Outokumpu in 1992, but the company did not do any further work at the Rauhala deposit.

AFOy acquired the Rauhala deposit mineral rights in 2023 after a moratorium of the mining concession area expired.  In November 2024, AFOy acquired further rights covering potential mineral extensions around the deposit from Pyhäsalmi Mine Oy.  AFOy followed this by retrieving, compiling, and analyzing all historic data covering the deposit, including information and geochemical analyses for all 92 drill holes and 2,380 assays from the core samples.  Compilation of the data produced the following conclusions:

•The deposit is a tabular layer of massive and disseminated sulfides containing base and precious metals.

•Mineralization is sediment-hosted.  There are no associated volcanic units.

•Thickness of the layer varies from 0.5 meters to 12 meters, with an average of 3.6 meters.

•The mineral horizon sub-outcrops below a thin layer of till (which ranges to 20 meters thick), and dips 30°.

•So far, 81 of the 92 holes drilled define an area of 300 meters x 600 meters, drilled to a depth of 210 meters below the surface.

•The main questions remain whether the deposit extends beyond the area studied by Outokumpu, both laterally and at depth, and whether there is a mineralized feeder zone below the deposit.

Figures 3a and 3b.  Plan view and known surface projection of the of the Rauhala deposit (GTK edited by P. Eilu, 2000)

Figure 4.  Typical section through Rauhala deposit (see section location in Figure 2a; GTK edited by P.Eilu, 2000).

Avrupa and AEbv would develop a work plan for the coming field season that will include further geophysical studies and follow-up drilling to attempt to expand the volume of the mineralized zone.  Work will concentrate on lateral and down-dip expansion potential of the known lens, exploration for possible feeder zone, review of the gold potential in and around the deposit, and the possibility of further lenses of mineralization around the permit area.  The project is open for joint venture opportunities.

On August 20, 2025, the Company announced that Akkerman Finland Oy acquired a second exploration permit located adjacent to the Pyhäsalmi Mine, this one being on the south side of the mine license, and within sight of the mine’s headframe. AFOy now holds an exploration portfolio consisting of seven copper-zinc exploration permits in the Pyhäsalmi Mining District and one gold exploration permit in the Oijärvi Greenstone Belt.

Vihanti-Pyhäsalmi belt

AFOy Mineral rights
Raahe Port
Vihanti Mine
Kokkola Port
Zn smelter
Pyhäsalmi Mine
and flotation plant
Harjavalta
Cu smelter
0 50 100 200 km
Vihanti
28mt
Rauha
Pyhäsalmi
75Mt
Kangasjärvi
Lehto
Lippikylä
Hallaperä
Kolima
0 12.5 25 50 km

Figure 5.  AFOy properties in the Vihanti-Pyhäsalmi Mining District, Central Finland.  Total geological resource at Pyhäsalmi Mine reported in 2015 as 75.7mt @ 0.9% Cu, 1.9% Zn, 0.4 g/t Au, and 14.1 g/t Ag.  Total production at Vihanti Mine (1954-1992) reported as 28mt @ 5.12% Zn, 0.48% Cu, 0.36% Pb, 25 ppm Ag, and 0.49 ppm Au.

The new Lippikylä exploration permit covers 2.4 square kilometers, and is located just south of the Pyhäsalmi Mine.  AFOy acquired the permit from Inmet Finland Oy (“IFO”), a 100%-owned subsidiary of First Quantum Minerals (“FQM”) and parent company of Pyhäsalmi Mine Oy (“PMO”).  The agreement allows for AFOy to undertake generative exploration work within the permit boundaries, and if successful, potentially turn to PMO for partnering at later stages of exploration and development of a new mineral body.  The initial cost to AFOy was nominal.

This purchase forms part of a continuing collaboration between AFOy and the Pyhäsalmi Mine covering ongoing exploration around the 75mt Pyhäsalmi zinc-copper massive sulfide deposit, mined from 1962 to 2022, producing more than 60mt of zinc and copper ore (as of 2017).  AFOy is directing exploration towards potential extension(s) of the historic Pyhäsalmi mineralization and possible satellite deposits.

Figure 6.  Outline of AFOy exploration permits adjacent to the Pyhäsalmi Mine.

IFO acquired the license in Q4 2024, ostensibly to follow-up untested gravity anomalies discovered during an extensive internal review of all historic exploration data by company geologists.  IFO tested one of the gravity anomalies during Q1 2025 with a single 500-meter drill hole.  The drill hole cut two mineralized horizons of intensely altered felsic volcanics with anomalous zinc and copper content in an area which had been previously believed to contain sterile mafic volcanics that overlie the Pyhäsalmi deposit.  The source of the gravity anomaly remains unclear, and the results point to increased possibility for a blind satellite deposit(s) in the Lippikylä area.

After consolidation and review of the historic data, AFOy will plan for follow-up drilling on Pyhäsalmi and Lehto permits.  Details of program will be based on consideration of the data, drill core observations, discussions with PMO, and overall internal AFOy interpretations.

On October 8, 2025, the Company reported that it acquired more exploration ground in the prolific Vihanti-Pyhäsalmi VMS District of Central Finland through its Finland-domiciled partnership, AFOy.  AFOy expanded its holdings in the District with a new exploration area reservation, KKS (VA2025-0043), that totals 18.6 km2 in area, covering three historic VMS prospects:  Kurpas, Kaskela and Sirviö.  AFOy now holds seven copper-zinc exploration permits in the District, in various stages of granting by the Finnish government, and one gold exploration permit in the Oijärvi Greenstone Belt.

Sirviö
Kurpas
KKS
(VA2025-0043)
Kaskela
Nivanperä
Nurmesperä
Kokkoperä
Jokikylä
Lohvanjoki
Parkkimanjärvi
Itäranta
Murronperä
Ojakylä
Parkkima
Lookila
Väätinperä
Kaakkuri
Hietakylä
Hevosneva
Lammasmäki
PYHÄJÄRVI
Eskoperä
Kettuperä
Tunturimäki
Komu
Pyhäsalmi Mine
Lamminaho
Tapaninahonperä
Hynynkylä
Komujärvi
Uppolanperä
Korpelanperä
Pietilä
Tihilänkangas
Pilpanperä
Majoo
Lapinsalo
Huutoniemenperä
Huttula
Jokela
Aittoviita
Lahnanen
Pihlajamaa
Remeskylä
Pökkiperä
Tyrsävä
Remesjoki
Rantapera
Maanua
Lahnajoki
Leppikangas
Lepistönperä
Ahosenmäki
Rönkönaho
Olkkosperä
Jylänginperä
Verttilänperä
Herukkamäki
Turhala
Sadinkari
Mykkäspera
Tapanahonmäki
Luvelahti
Korpijoki
Osmanki
Tikanperä
Kytöranta
Koskenjoki
Haapakumpu
Rantakylä
KIURUVESI
Yhtyla
Niemiskylä
Kukkomäki
Hilapparanta

Figure 7.  Location of the KKS reservation area (orange), 15-20 kms NNW of the Pyhäsalmi Mine.  Gray areas are prospective volcano-sedimentary sequence units.

The Geological Survey of Finland (GTK) reviewed the area intermittently from 1970 to 2001.  Outokumpu discovered shallow copper-zinc mineralization in 1986 at Kaskela and in 1989 at Kurpas in volcanogenic massive sulfide layers extending over several 100’s of meters at the prospects.  Best results from limited, shallow drilling returned the following narrow intercepts:

Prospect	Width (m)	Cu Grade (%)	Zn Grade (%)
Kurpas	1.0	2.4	-
	2.0	1.2	-
	0.2 – 0.8	-	2-8
Kaskela	5.1	-	6.1
	1.5	-	8.8
	0.7	2.4	-

Table 2.  Drilling information collected from public (translated to English) Mineral Deposit Reports prepared by the Geological Survey of Finland:  542—Kaskela and 543—Kurpas.

Follow-up exploration by Outokumpu Oy and Belvedere Resources Ltd., aimed at potential extensions of the mineralization, did not yield hoped-for results.  Both companies discontinued exploration work in the area by 2005, and as a result, no further work has been attempted over the past 20 years.

Importantly, as in much of the Vihanti-Pyhäsalmi District, there has been no exploration at all in the deeper parts (> 200 meters) of the prospective volcano-sedimentary sequence around KKS, except for the deep success at Pyhäsalmi, itself.  AFOy plans to screen the depth potential with geophysical tools including airborne deep-EM and detailed magnetics.

QUARTERLY FINANCIAL CONDITION

Capital Resources

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants and options, along with the planned developments within the Company as well as with its JV partner might not be sufficient to carry out its activities throughout 2025. The Company might have to raise additional financing under difficult financial conditions.  If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at September 30, 2025, the Company had a working capital deficiency of $44,797 (December 31, 2024 – working capital of $76,740). With respect to working capital, $100,275 was held in cash (December 31, 2024 - $141,011). The decrease in cash was because of (a) operating activities including the general administrative expenses and exploration work expenses totaling $199,046; (b) deferred financing cost of $5,000; while being offset by (c) due to Sandfire MATSA for the guarantee placed in PorMining of $163,310.

Operations

For the three months ended September 30, 2025 compared with the three months ended September 30, 2024:

Excluding the non-cash depreciation of $Nil (2024 - $370) and bad debt recovery of $Nil (2024 - $113), the Company’s third quarter general and administrative expenses amounted to $116,047 (2024 - $76,675), an increase of $39,372 mainly due to (a) consulting fees, wages and benefits of $64,501 (2024 - $51,105) and (b) professional fees of $32,603 (2024 - $18,846).

During the three months ended September 30, 2025, the Company incurred exploration costs totaling $55,193 on Alvalade in Portugal. During the three months ended September 30, 2024, the Company incurred exploration costs totaling $22,151 including $9,083 on Alvalade in Portugal and $13,068 on Slivova in Kosovo.

During the three months ended September 30, 2025, the Company recorded a loss of investment in AFOy of $15,088 (2024 - $2,466) for its share of operating loss in AFOy and loss on acquiring PorMining of $52,315 for acquiring the 51% interest in PorMining.

During the three months ended September 30, 2025, the Company reported a loss of $172,319 (2024 – a net income of $24,069), a decrease of $196,388.

For the nine months ended September 30, 2025 compared with the nine months ended September 30, 2024:

Excluding the non-cash depreciation of $Nil (2024 - $1,096) and bad debt recovery of $Nil (2024 - $17,052), the Company’s general and administrative expenses amounted to $327,973 (2024 - $298,026), an increase of $29,947 mainly due to (a) consulting fees, wages and benefits of $160,372 (2024 - $147,016); (b) professional fees of $83,443 (2024 - $63,975), while being offset by (c) investor relations of $26,339 (2024 - $47,592).

During the nine months ended September 30, 2025, the Company incurred exploration costs totaling $234,921 on Alvalade in Portugal. During the nine months ended September 30, 2024, the Company incurred exploration costs totaling $42,789 including $24,207 on Alvalade in Portugal and $18,582 on Slivova in Kosovo.

During the nine months ended September 30, 2025, the Company recorded a loss of investment in AFOy of $42,724 (2024 - $41,775) for its share of operating loss in AFOy and gain on acquiring PorMining of $306,210 for acquiring the 51% interest in PorMining.

During the nine months ended September 30, 2025, the Company reported a loss of $111,074 (2024 – $40,640), an increase of $70,434.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company has no outstanding commitments.

Property deposit:

As of September 30, 2025, the Company had a total of $163,310 (€100,000) (December 31, 2024: $Nil (€Nil)) of cash pledged for its Alvalade exploration license in Portugal. This advance to the Portuguese regulatory authorities is refundable to the Company, subject to completion of the work obligations described in the exploration license application.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled.  The Company accepted this ruling. The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another one to two years.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR April 30, 2025 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at September 30, 2025:

	Issued and Outstanding
	September 30, 2025	November 27, 2025

Common shares outstanding	64,674,754	64,674,754
Stock options	1,575,000	1,575,000
Warrants	10,000,000	10,000,000
Fully diluted common shares outstanding	76,249,754	76,249,754

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.